Exhibit 4.6

DESCRIPTION OF ARES REAL ESTATE INCOME TRUST INC.
SECURITIES REGISTERED PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of shares of common stock of Ares Real Estate Income Trust Inc. registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth in our charter and bylaws, as amended and supplemented from time to time. This summary is qualified in its entirety by reference to our charter and bylaws. References herein to “us,” “we,” “our,” or the “Company” refer to Ares Real Estate Income Trust Inc. Under our charter, we have authority to issue a total of 2,700,000,000 shares of capital stock. Of the total number of shares of capital stock authorized (a) 2,500,000,000 shares are designated as common stock with a par value of $0.01 per share, 500,000,000 of which are classified as Class D shares (100,000,000 of which are designated as a series of Class D shares named Class D-R shares and 400,000,000 of which are designated as a series of Class D shares named Class D-PR shares), 100,000,000 of which are classified as Class E shares, 1,300,000,000 of which are classified as Class I shares (600,000,000 of which are designated as a series of Class I shares named Class I-R shares and 700,000,000 of which are designated as a series of Class I shares named Class I-PR shares), 500,000,000 of which are classified as Class S shares (100,000,000 of which are designated as a series of Class S shares named Class S-R shares and 400,000,000 of which are designated as a series of Class S shares named Class S-PR shares) and 100,000,000 of which are classified as Class T shares (all of which are designated as a series of Class T shares), and (b) 200,000,000 shares are designated as preferred stock with a par value of $0.01 per share. Our board of directors, with the approval of a majority of the full board and without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue.

Common Stock

The holders of shares of our common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our full board of directors. Subject to any preferential rights of any outstanding series of preferred stock and the provisions of our charter regarding restriction on ownership and transfer of our common stock, the holders of shares of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon liquidation, are entitled to receive all assets available for distribution to stockholders. All shares of our common stock issued in our offerings are fully paid and non-assessable shares of common stock. Holders of shares of our common stock do not have preemptive rights, which means that stockholders do not have an option to purchase any new shares of common stock that we issue, and generally do not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Stockholders are not liable for the acts or obligations of the Company.

We do not issue certificates for shares of our common stock. Shares of our common stock are held in “uncertificated” form which eliminates the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminates the need to return a duly executed share certificate to effect a transfer. SS&C GIDS, Inc. acts as our registrar and as the transfer agent for shares of our common stock. Transfers can be effected simply by mailing a transfer and assignment form, which we will provide to stockholders at no charge, to:

For regular mail:For overnight deliveries:
SS&C GIDS, Inc. SS&C GIDS, Inc.
PO Box 219079430 West 7th Street, Suite 219079
Kansas City, Missouri 64121-9079 Kansas City, Missouri 64105

Class E, Class T-R, Class S-R, Class D-R and Class I-R Shares

Substantially all of our outstanding Class E, Class T-R, Class S-R, Class D-R and Class I-R shares were sold by us in prior public primary offerings or pursuant to our distribution reinvestment plan. No Class E, Class T-R, Class S-R, Class D-R or Class I-R shares will be issued in our private offering. We pay Ares Wealth Management Solutions, Inc. (the “Dealer Manager”) distribution fees with respect to our Class T-R, Class S-R and Class D-R shares. These distribution fees are allocated on a class-specific basis and therefore do not affect holders of other classes of our shares.

Class S-PR Shares

Each Class S-PR share issued in the primary portion of our private offering will be subject to an upfront selling commission of up to 3.0%, and a dealer manager fee of up to 1.5%, of the offering price of each Class S-PR share sold in the offering on the date of the purchase; provided, however, that the sum of upfront selling commissions and upfront dealer manager fees will not exceed 3.5% of the offering price. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

We will pay the Dealer Manager a distribution fee with respect to our outstanding Class S-PR shares equal to 0.85% per annum of the aggregate net asset value (“NAV”) of our outstanding Class S-PR shares, consisting of an advisor distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV for the Class S-PR shares; however, with respect to certain Class S-PR shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The distribution fee will be paid monthly in arrears. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fee to participating broker-dealers and servicing broker-dealers and will rebate to us the distribution fee to the extent a broker-dealer is not eligible to receive it unless the Dealer Manager has not recouped the total amount of distribution fees it advanced or the Dealer Manager is serving as the broker of record with respect to such shares. We will cease paying the distribution fees with respect to individual Class S-PR shares when they are no longer outstanding, including as a result of conversion to Class I-PR shares as described below under “—Conversion.”

The upfront selling commission and dealer manager fee will not be payable in respect of any Class S-PR shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the distribution fee payable with respect to all our outstanding Class S-PR shares.

Class S-PR shares are available to all investors for purchase in our private offering.

Class D-PR Shares

Each Class D-PR share issued in the primary portion of our private offering will be subject to an upfront selling commission of up to 1.5% of the offering price of each Class D-PR share sold in the offering on the date of the purchase. The Dealer Manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. No dealer manager fee will be paid for sales of any Class D-PR shares.

We will pay the Dealer Manager a distribution fee with respect to our outstanding Class D-PR shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D-PR shares. The distribution fee will be paid monthly in arrears. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fee to participating broker-dealers and servicing broker-dealers and will rebate to us the distribution fee to the extent a broker-dealer is not eligible to receive it unless the Dealer Manager has not recouped the total amount of distribution fees it advanced or the Dealer Manager is serving as the broker of record with respect to such shares. We will cease paying the distribution fees with respect to individual Class S shares when they are no longer outstanding, including as a result of conversion to Class I-PR shares as described below under “—Conversion.”

The upfront selling commission will not be payable in respect of any Class D-PR shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the distribution fee payable with respect to all our outstanding Class D-PR shares.

Class D-PR shares are generally available for purchase in our private offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D-PR shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D-PR shares, (3) through investment advisers that are registered under the Investment Advisers Act of 1940 or applicable state law and direct clients to trade with a broker-dealer that offers Class D-PR shares, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to the private offering memorandum.

Class I-PR Shares

No upfront selling commissions, dealer manager fees or distribution fees will be paid for sales of any Class I-PR shares.

Class I-PR shares are available for purchase in our private offering only (1) through fee based programs, also known as wrap accounts, that provide access to Class I-PR shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank sponsored collective trusts and bank sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I-PR shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker dealer, whose broker dealer does not receive any compensation from us or the Dealer Manager, (7) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor or affiliates of the Advisor and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers, (8) by participating broker-dealers, including their registered representatives and immediate family members as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (10) by any other categories of purchasers that we name in an amendment or supplement to the private offering memorandum.

Conversion

Each Class S-PR or Class D-PR share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I-PR shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity in which we are not the surviving entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds the limit, if any, set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan) (collectively, the “Distribution Fee Limit”).

Each Class T-R, Class S-R or Class D-R share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I-R shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds applicable limits pursuant to our charter (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan).

As used above, the “Applicable Conversion Rate” means (a) with respect to Class T-R shares, a ratio whereby the numerator is the most recently disclosed monthly Class T-R NAV per share and the denominator is the most recently disclosed monthly Class I-R NAV per share, (b) with respect to Class S-PR shares, a ratio whereby the numerator is the most recently disclosed monthly Class S-PR NAV per share and the denominator is the most recently disclosed monthly Class I-PR NAV per share, (c) with respect to Class S-R shares, a ratio whereby the numerator is the most recently disclosed monthly Class S-R NAV per share and the denominator is the most recently disclosed monthly Class I-R NAV per share, (d) with respect to Class D-R shares, a ratio whereby the numerator is the most recently disclosed monthly Class D-R NAV per share and the denominator is the most recently disclosed monthly Class I-R NAV per share and (e) with respect to Class D-PR shares, a ratio whereby the numerator is the most recently disclosed monthly Class D-PR NAV per share and the denominator is the most recently disclosed monthly Class I-PR NAV per share. For each class of shares, the NAV per share shall be calculated as described in the most recent valuation procedures approved by our board of directors. Because we currently expect to allocate ongoing distribution fee expenses to our Class T-R, Class S-R, Class S-PR, Class D-R and Class D-PR shares through their distributions, and not through their NAV per share, we currently expect the Applicable Conversion Rate to remain 1:1 for our Class T-R, Class S-R, Class S-PR, Class D-R and Class D-PR shares.

Rights Upon Liquidation

Immediately before any liquidation, dissolution or winding up, or any distribution of our assets pursuant to a plan of liquidation, dissolution or winding up, our Class T-R, Class S-R, and Class D-R shares will automatically convert to Class I-R shares at the Applicable Conversion Rate, and our Class S-PR and Class D-PR shares will automatically convert to Class I-PR shares at the Applicable Conversion Rate. Following such conversion, each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Preferred Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. A majority of our independent directors who do not have an interest in the transaction must approve any offering of preferred stock and have access to counsel at the Company’s expense. Prior to issuance of shares of each class or series, the board of directors is required by the Maryland General Corporation Law and by our charter to set, subject to our charter restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval. We will not offer preferred stock to our Advisor, our Dealer Manager, our officers and directors, or any of their affiliates except on the same terms as preferred stock is offered to all other investors.

Meetings, Special Voting Requirements and Access to Records

An annual meeting of the stockholders is held each year on a date specified by our board of directors that is not less than 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, the chief executive officer or upon the written request of stockholders holding at least 10% of the outstanding shares of our common stock. Upon receiving a written request, either by person or by mail, our secretary will provide all stockholders with written notice, either by person or by mail, of such meeting and the purpose of such meeting. The special meeting must be held not less than 15 nor more than 60 days after the distribution of the notice, at a time and place specified in the stockholder request, or if none is specified, at a time and place convenient to the stockholders. The presence of 50% of the outstanding shares of our common stock either in person or by proxy shall constitute a quorum. Generally, the affirmative vote of a majority of the votes cast on a matter is necessary to take stockholder action, except that a majority of the votes represented in person or by proxy at a meeting at which a quorum is present is required to elect a director and except for the matters described in the next paragraph, which must be approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Under the Maryland General Corporation Law and our charter, stockholders are generally entitled to vote at a duly held meeting at which a quorum is present on (1) the amendment of our charter, (2) our dissolution, (3) our merger into another entity, our consolidation or the sale or other disposition of all or substantially all of our assets and (4) the election or removal of our directors.

The advisory agreement, including the selection of the Advisor, is approved annually by our directors including a majority of the independent directors. While the stockholders do not have the ability to vote to replace the Advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the shares of our common stock entitled to vote on such matter, to remove a director from our board of directors. Any stockholder shall be permitted access to all our records at all reasonable times, and may inspect and copy any of them for a reasonable copying charge. An alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, shall be maintained as part of our books and records and shall be available for inspection by any stockholder or the stockholder’s designated agent at our office. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list shall be mailed to any stockholder who requests the list within 10 days of the request. A stockholder may request a copy of the stockholder list in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests. In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder shall be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder shall not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or other information for the purpose of selling or using the list for a commercial purpose (such as to acquire our shares in a tender offer for investment purposes) not related to the requesting stockholder’s interest in the affairs of the Company.

Tender Offers

Our charter provides that any person making a tender offer that is not otherwise subject to Regulation 14D of the Exchange Act, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. In addition, the offeror must provide us notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares.

Restriction On Ownership of Shares of Capital Stock

In order for us to qualify as a real estate investment trust (“REIT”), no more than 50% in value of the outstanding shares of our common stock may be owned, directly or indirectly, through the application of certain attribution rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year. In addition, the outstanding shares of our common stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year ending December 31, 2006. In addition, we must meet requirements regarding the nature of our gross income in order to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments. The rents received by our operating partnership, AREIT Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”) from any customer will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Code, 10% or more of the ownership interests in that customer. In order to assist us in preserving our status as a REIT, among other purposes, our charter contains limitations on the ownership and transfer of shares of common stock which prohibit any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock, prohibit the beneficial ownership of the outstanding shares of our capital stock by fewer than 100 persons and prohibit any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our charter prohibits any transfer of or other event with respect to shares of our capital stock that would result in us being “closely held” within the meaning of Section 856(h) of the Code, that would cause us to own, actually or constructively, more than 9.9% of the ownership interests in a customer of our real property or the real property of the Operating Partnership or any direct or indirect subsidiary of the Operating Partnership or that would otherwise cause us to fail to qualify as a REIT.

Our charter provides that the shares of our capital stock that, if transferred, would result in a violation of the 9.8% ownership limit, would result in us being “closely held” within the meaning of Section 856(h) of the Code, would cause us to own more than 9.9% of the ownership interests in a customer of our real property or the real property of the Operating Partnership or any direct or indirect subsidiary of the Operating Partnership or would otherwise cause us to fail to qualify as a REIT will be transferred automatically to a trust effective on the day before the purported transfer of such shares of our capital stock. We will designate a trustee of the share trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the share trust. The trustee will receive all distributions on the shares of our capital stock in the same trust and will hold such distributions or distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the same trust. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limit, the transfer is exempted by the board of directors from the ownership limit based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not violate the provisions of the Code for our qualification as a REIT. In addition, our charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.

The trustee will transfer the shares of our capital stock to a person whose ownership of shares of our capital stock will not violate the ownership limits. The transfer shall be made no earlier than 20 days after the later of our receipt of notice that shares of our capital stock have been transferred to the trust or the date we determine that a purported transfer of shares of stock has occurred. During this 20-day period, we will have the option of redeeming such shares of our capital stock. Upon any such transfer or redemption, the purported transferee or holder shall receive a per share price equal to the lesser of (a) the price per share in the transaction that resulted in the transfer of such shares to the trust (or, in the case of a gift or devise, the price per share on the date of redemption at the time of the gift or devise) or (b) the price per share on the date of the redemption, in the case of a purchase by us, or the price received by the trustee net of any sales commission and expenses, in the case of a sale by the trustee. The charitable beneficiary will receive any excess amounts. In the case of a liquidation, holders of such shares will receive a ratable amount of our remaining assets available for distribution to shares of the applicable class or series taking into account all shares of such class or series. The trustee will distribute to the purported transferee or holder an amount equal to the lesser of the amounts received with respect to such shares or the price per share in the transaction that resulted in the transfer of such shares to the trust (or, in the case of a gift or devise, the price at the time of the gift or devise) and shall distribute any remaining amounts to the charitable beneficiary.

Any person who (1) acquires or attempts to acquire shares of our capital stock in violation of the foregoing restrictions or who owns shares of our capital stock that were transferred to any such trust is required to give immediate written notice to us of such event or (2) purports to transfer or receive shares of our capital stock subject to such limitations is required to give us 15 days written notice prior to such purported transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until the board of directors determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership limits do not apply to a person or persons which the directors exempt from the ownership limit upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more (or such lower percentage applicable under Treasury Regulations) of the outstanding shares of our capital stock during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares of our capital stock beneficially owned.

Distributions

We intend to make distributions on a monthly basis following the end of each calendar month. We intend to use monthly record dates and, thus, monthly distribution accruals. However, we reserve the right to adjust the periods during which distributions accrue and are paid.

We may fund our monthly regular distributions from sources other than cash flow from operations. Our long term strategy is to strive to fund the payment of regular distributions to you entirely from our operations, but there may be quarters or even years when that is not the case. It will be up to the board of directors to determine the distribution level taking many factors into consideration beyond just cash flow from operations. If we are unsuccessful in investing the capital we raise from our securities offerings or decide to invest our capital in lower yielding assets, we may be required to fund our distributions to you from a combination of our operating, investing and financing activities, which include net proceeds of our securities offerings, dispositions and borrowings (including borrowings secured by our assets), or to reduce the level of our distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of their investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions solely from cash flows from operations has been impacted by certain factors, including the current yield environment. All distributions result in a decrease to our NAV while cash flow generated from our operations results in an increase to NAV. While we strive to fund our distributions solely from our cash flow from operations in the long run, we also focus on total stockholder return as a metric for evaluating our distribution level in the event that it is not being fully covered by cash flow from operations. Any cash flow from operations in excess of our distributions results in a net increase to NAV (ignoring other factors). Conversely, if and when our distributions exceed our cash flow from operations, the net effect would be and has been a decrease to NAV (ignoring other factors). We have not established a limit on the amount of our distributions that may be paid from any of these sources.

Each quarter our board of directors determines the level of our distributions for each month in that quarter. In determining the appropriate level of a distribution, our board of directors considers a number of factors, including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We can give no assurance that the board of directors will continue to set distributions at current levels and our distribution levels may change from time to time.

In connection with a distribution to our stockholders, our board intends to authorize a monthly distribution of a certain dollar amount per share of our common stock before or on the first day of each calendar quarter for the months in such quarter. We will then calculate each stockholder’s specific distribution amount for the month using monthly record dates and each stockholder’s distributions will accrue on the first record date after the stockholder becomes a record owner of our common stock, subject to our board of directors declaring a distribution for record owners as of such date. We accrue the amount of declared distributions as a liability on the record date, and such liability is accounted for in determining the NAV.

The per share amount of any distributions for any class of common stock relative to the other classes of common stock shall be determined as described in the most recent multiple class plan approved by our board of directors. Under our multiple class plan in effect, distributions are made on all classes of our common stock at the same time. The per share amount of distributions on our shares of common stock differs because of different allocations of class-specific fees. We use the record share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose other methods. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (“AICPA”). Under this method, the amount to be distributed on shares of our common stock is increased by the sum of all class-specific fees accrued for such period. Such amount is divided by the number of shares of our common stock outstanding on the record date. Such per share amount is reduced for each class of common stock by the per share amount of any class-specific fees allocable to such class.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. Distributions are authorized at the discretion of the board of directors, in accordance with our earnings, cash flow and general financial condition. The board’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform.

We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us.

We are prohibited from making distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Company and the liquidation of assets in accordance with the terms of our charter, or distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those stockholders that accept such offer. We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders, provided that the securities so distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities.

Liquidity Events

The purchase of our shares of common stock is intended to be a long-term investment and we do not anticipate that a secondary trading market will develop. Therefore, it will be very difficult for stockholders to sell their shares promptly or at all, and any such sales may be made at a loss. On a limited basis, stockholders may be able to have their shares redeemed through our share redemption program. In addition, we do not intend to pursue a “Liquidity Event” within any period of time. A “Liquidity Event” includes, but is not limited to, (a) a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); (b) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; or (c) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. Although we will not be precluded from pursuing a Liquidity Event (or series thereof) if our board of directors determines that is in the best interest of our stockholders, we intend to operate as a perpetual-life REIT.

Subsequent Offerings

Apart from our private offering, our ongoing distribution reinvestment plan offerings and our program through the Operating Partnership to raise capital in private placements exempt from registration under Section 506(b) of the Securities Act through the sale of beneficial interests in specific Delaware statutory trusts holding real properties, including properties currently indirectly owned by the Operating Partnership, we may in the future conduct offerings of common stock (whether existing or new classes), preferred stock, debt securities or interests in our Operating Partnership or other subsidiaries. We may structure such offerings to attract institutional investors or other sources of capital.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (1) any person who beneficially owns 10 percent or more of the voting power of the corporation’s shares or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10 percent or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the Maryland General Corporation Law if the board of directors approved in advance the transaction by which he otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, our board of directors has exempted any business combination involving us and any person. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super majority vote requirements and other provisions of the statute.

Should our board of directors opt in to the business combination statute, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Business Combination with the Advisor

Many REITs that are listed on a national securities exchange or included for quotation on an over-the-counter market are considered self-administered, which means that they employ persons or agents to perform all significant management functions. The costs to perform these management functions are “internalized,” rather than external, and no third-party fees, such as advisory fees, are paid by the REIT. We may consider becoming a self-administered REIT if we determine that internalizing some or all of the management functions performed by the Advisor is in our best interests and in the best interests of our stockholders.

Control Share Acquisitions

The Maryland General Corporation Law provides that Control Shares of a Maryland corporation acquired in a Control Share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control Shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:

●	one-tenth or more but less than one-third;
●	one-third or more but less than a majority; or
●	a majority or more of all voting power.

Control Shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “Control Share acquisition” means the acquisition of Control Shares. Once a person who has made or proposes to make a Control Share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the Control Shares at the meeting or if the acquiring person does not deliver an “Acquiring Person Statement” for the Control Shares as required by the statute, the corporation may redeem any or all of the Control Shares for their fair value, except for Control Shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the Control Shares, and is to be determined as of the date of the last Control Share acquisition or of any meeting of stockholders at which the voting rights for Control Shares are considered and not approved.

If voting rights for Control Shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the Control Share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a Control Share acquisition.

The Control Share acquisition statute does not apply to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the Maryland General Corporation Law, we have provided in our bylaws that the Control Share provisions of the Maryland General Corporation Law will not apply to any acquisition by any person of shares of our stock, but the board of directors retains the discretion to change this provision in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law, which we refer to as “Subtitle 8,” permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by a provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in our charter, to any or all of the following five provisions:

●	a classified board;
●	a two-thirds vote requirement for removing a director;
●	a requirement that the number of directors be fixed only by vote of the directors;
●	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
●	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in the board of directors the exclusive power to fix the number of directorships. We have not elected to be subject to the other provisions of Subtitle 8.

Restrictions on Roll-Up Transactions

Under our charter, the term “roll-up transaction” means a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of our Company and the issuance of securities of an entity that would be created or would survive after the successful completion of a proposed roll-up transaction to our stockholders. A roll-up transaction does not include (a) a transaction that occurs at least twelve months after our securities have been listed on a national securities exchange, or (b) a transaction involving the conversion to corporate, trust or association form of only us, if, as a consequence of the transaction, there will be no significant adverse change in any of the following: (i) voting rights of our stockholders, (ii) the term of our existence, (iii) the compensation of Ares Management Corporation real estate (the “Sponsor”) or the Advisor, or (iv) our investment objectives.

Our charter provides that we must obtain an appraisal of all of our assets from an independent expert in connection with a proposed “roll-up transaction.” In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Advisor or directors and must be engaged to a substantial extent in the business of rendering opinions regarding the value of real property and/or other assets of the type held by us. Our charter provides that if the appraisal is included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal shall be filed with the Commission and the states in which the securities are being registered as an exhibit to the registration statement for the offering. As set forth in our charter, our assets would be appraised on a consistent basis, and the appraisal would be based on the evaluation of all relevant information and would indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. Our charter requires that the appraisal assume an orderly liquidation of assets over a 12-month period and that the terms of the engagement of such independent expert clearly state that the engagement is for our benefit and the benefit of our stockholders. Our charter also requires that we include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

Our charter requires the person sponsoring the roll-up transaction to offer to common stockholders who vote against the proposal a choice of:

●	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or
●	one of the following:
●remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or
●receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

Our charter prohibits us from participating in any proposed roll-up transaction:

●	that would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the election and removal of directors, annual and special meetings, amendment of the charter and our dissolution;
●	that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;
●	in which our common stockholders’ rights to access records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter and described in “-Meetings, Special Voting Requirements and Access To Records” above; or
●	in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Forum for Certain Litigation

Our bylaws provide that the Circuit Court for Baltimore City, Maryland, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director or officer or employee of the Company to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, and any record or beneficial stockholder of the Company who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This exclusive forum provision does not apply to claims under the Securities Act, the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any action or proceeding against us arising out of, or in connection with, the sale of securities or out of violation of state securities laws.

Reports to Stockholders

Our charter requires that we prepare an annual report and deliver it to our stockholders within 120 days after the end of each fiscal year. Among the matters that must be included in the annual report are:

●	financial statements which are prepared in accordance with U.S. Generally Accepted Accounting Principles and are audited by our independent registered public accounting firm;
●	the ratio of the costs of raising capital during the year to the capital raised;
●	the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any affiliate of the Advisor by us or third parties doing business with us during the year;
●	our total operating expenses for the year, stated as a percentage of our average invested assets and as a percentage of our net income;
●	a report from the independent directors that our policies are in the best interests of our stockholders and the basis for such determination; and
●	separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and the Advisor, our Sponsor, a director or any affiliate thereof during the year; and the independent directors are specifically charged with a duty to examine and comment in the report on the fairness of the transactions.

Restrictions on Transfer

Each investor who becomes a holder of S-PR, D-PR and I-PR shares will be required to represent that he, she or it is acquiring the shares for investment purposes and not with a view to distribution or resale, and he, she or it can bear the economic risk of investment for an indefinite period of time. The S-PR, D-PR and I-PR shares are being offered and sold pursuant to exemptions from the registration provisions of federal and state law. Accordingly, such shares will be subject to restrictions on transfer. Even if these transfer restrictions expire or are not applicable to a particular investor, there is no public market for the shares, and no expectation that one will develop. An investor cannot expect to be able to liquidate his or her investment in case of an emergency.

Subsequent purchasers, i.e., potential purchasers of a stockholder’s shares, must also meet the net worth or income standards of our charter, and unless stockholders are transferring all of their shares, stockholders may not transfer their shares in a manner that causes stockholders or their transferee to own less than $2,000 in our shares. Apart from the foregoing potential transfer restrictions and the potential restrictions described above in “—Restriction On Ownership of Shares of Capital Stock,” the shares purchased in our public offering are freely transferable.

Vacancies on Board of Directors; Removal of Directors

Any vacancy on our board of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.

Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) pursuant to our notice of meeting, (2) by or at the direction of our board of directors or (3) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.